TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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Capital Holdings, Inc.

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX

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CAPITAL HOLDINGS, INC.

NOTICE OF ANNUAL MEETING

AND

PROXY STATEMENT

ANNUAL SHAREHOLDERS MEETING

MAY 18, 2000

CAPITAL HOLDINGS, INC.
5520 Monroe Street
Sylvania, OH 43560

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD
May 18, 2000

TO THE HOLDERS OF SHARES OF COMMON STOCK:

Notice is hereby given that the Annual Meeting of the Shareholders of Capital Holdings, Inc. (the "Corporation") will be held at The Franciscan Life Center, Lourdes College, 6832 Convent Boulevard, Sylvania, Ohio, on Thursday, May 18, 2000, at 6:30 p.m. (local time), for the purpose of considering and voting upon the following matters:

1. The election of five Class I Directors to serve a three-year term or until their successors shall have been elected and qualified.

2. Approval of the Long-Term Incentive Compensation Plan — To consider and vote upon the approval of a new compensation plan, the Long-Term Incentive Compensation Plan (the "Plan").

3. To transact such other business as may properly come before the meeting or any adjournment thereof. The Board of Directors at present knows of no other business to be presented by or on behalf of the Corporation.

Shareholders of record at the close of business on March 31, 2000, are the only shareholders entitled to notice of and to vote at the Annual Shareholders Meeting.

By order of the Board of Directors
/s/ John S. Szuch
John S. Szuch
Chairman and Chief Executive Officer

April 14, 2000

IMPORTANT

WHETHER YOU EXPECT TO ATTEND THE MEETING OR NOT, PLEASE MARK, SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED SELF-ADDRESSED ENVELOPE AS PROMPTLY AS POSSIBLE. NO POSTAGE IS REQUIRED.

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CAPITAL HOLDINGS, INC.
SYLVANIA, OHIO

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Capital Holdings, Inc. (the “Corporation”) of proxies to be voted at the Annual Meeting of Shareholders to be held on Thursday, May 18, 2000, in accordance with the foregoing notice.

Capital Holdings, Inc. is a registered bank holding company of which Capital Bank, N.A. (hereinafter collectively “Corporation”) is its principal subsidiary.

The solicitation of proxies on the enclosed form is made on behalf of the Board of Directors of the Corporation. All costs associated with the solicitation will be borne by the Corporation. The Corporation does not intend to solicit proxies other than by use of the mails, but certain officers and regular employees of the Corporation or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. The proxy materials are first being mailed to shareholders on April 14, 2000.

Any shareholder executing a proxy has the right to revoke it by the execution of a subsequently dated proxy, by written notice delivered to the Secretary of the Corporation prior to the exercise of the proxy or in person by voting at the meeting. The shares will be voted in accordance with the direction of the shareholder as specified on the proxy. In the absence of instructions, the proxy will be voted “FOR” the election of the five nominees for director listed in this Proxy Statement.

VOTING SECURITIES

Only shareholders of record at the close of business on March 31, 2000, will be eligible to vote at the Annual Meeting or any adjournment thereof. As of February 29, 2000, the Corporation had outstanding 7,050,193 shares of no par value common stock. Shareholders are entitled to one vote for each share of common stock owned as of the record date, and shall have the right to cumulate votes in the election of Directors in accordance with Ohio law. Cumulative voting permits a shareholder to multiply the number of shares held by the number of directors to be elected, and cast those votes for one candidate or spread those votes among several candidates as he or she deems appropriate.

All Directors and Named Executives of the Corporation as a group (comprised of eighteen individuals), beneficially held 1,744,263 shares of the Corporation’s common stock as of February 29, 2000, representing 24.06 percent of the outstanding common stock of the Corporation.

PROPOSAL #1 ELECTION OF DIRECTORS AND INFORMATION WITH RESPECT TO DIRECTORS AND OFFICERS

Classification System for the Election of Directors

The Board of Directors of the Corporation is divided into three classes, designated as Class I, Class II and Class III. Each class consists of approximately one-third of the total number of directors. Directors serve staggered three-year terms.

Information with Respect to Nominees

The following information is provided with respect to each Class I (term to expire in 2003) nominee for Director and each present and continuing Director whose term of office extends beyond the Annual Meeting of the Corporation's Shareholders. Those nominees receiving the greatest number of votes will be elected as Directors. There is no minimum number of votes required to elect a Director.

Name and Age	Principal Occupation Past 5 Years	Director of the Corporation Since
James M. Appold (60)	President of Consolidated Biscuit Co. (consumer food business); Director of the Corporation	1988
David P. Bennett (70)	President of Bennett Enterprises, Inc. (restaurant business); Director of the Corporation	1988
Yale M. Feniger (79)	Chief Executive Officer of Fen Ltd. (airplane sales); Director of the Corporation	1988
Harley J. Kripke (61)	President of Premier Steel, Inc. (steel recycling/brokerage); Director of the Corporation	1999
Thomas W. Noe (45)	President of Vintage Coins & Collectibles (coin dealer); Director of the Corporation	1988

THE DIRECTORS UNANIMOUSLY RECOMMEND A VOTE IN FAVOR OF THIS PROPOSAL #1.

Information with Respect to Directors not Standing for Reelection

CLASS I I — (Continuing Directors with Term to Expire 2001)

Name and Age	Principal Occupation Past 5 Years	Director of the Corporation Since
Michael C. Landin (56) (1)	President of Michael Landin Associates (management consultant); Director of the Corporation	1988
Ronald R. Langenderfer (55)	President of Centaur, Inc. (steel service center); Director of the Corporation	1988
Joel A. Levine (61)	Spengler Nathanson P.L.L., of Counsel; Director of the Corporation	1988
Noel S. Romanoff (58)	President of Romanoff Electric Corp. (electrical contractor); Director of the Corporation	1988
Scott J. Savage (36) (2)	President of SJS Investment Consulting, Inc. (investment advisor); Director of the Corporation	1999
Robert A. Sullivan (45)	President, Chief Operating Officer, Secretary and Director of the Corporation	1988

{ THIS SPACE INTENTIONALLY LEFT BLANK}

CLASS III — (Continuing Directors with Term to Expire 2002)

Name and Age	Principal Occupation Past 5 Years	Director of the Corporation Since
George A. Isaac, III (46) (3)	President and Chief Executive Officer of GAI Capital, Ltd. (private investments and consulting services); Director of the Corporation	1988
Bruce K. Lee (39) (4)	Executive Vice President and Director of the Corporation	1999
W. Geoffrey Lyden, III (47)	President of The Lyden Company (petroleum marketing); Director of the Corporation	1988
James D. Sayre (54)	President of M&S Manufacturing Co. (automotive parts supplier); Director of the Corporation	1988
John S. Szuch (51)	Chairman of the Board of Directors, Chief Executive Officer and Director of the Corporation	1988

(1) Mr. Landin previously served as President — Landin & Landin Clothiers, Inc. from January 1993 to November 1996.

(2) Mr. Savage previously served as Executive Vice President — Continental Capital from June 1986 to June 1995.

(3) Mr. Isaac previously served as Executive Vice President — Metal Management, Inc. from June 1997 to December 1999, and President/CEO of The Isaac Group from November 1988 to December 1999.

(4) Mr. Lee previously served as Senior Vice President — Lending of Capital Bank, N.A. from August 1988 to June 1997.

The business experience of each of the above-listed nominees and Directors during the past five years was that typical to a person engaged in the principal occupation listed. Unless otherwise indicated, each of the nominees and Directors has had the same position or another executive position with the same employer during the past five years.

Shareholders desiring to nominate individuals to serve as Directors may do so by following the procedure outlined in the Corporation’s Code of Regulations requiring advance notice to the Corporation of such nomination and certain information regarding the proposed nominee.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth the number and percentage of shares of common stock owned by the Directors and Named Executives of the Corporation and the name and address of any five percent or greater holder of the Corporation's common stock.

Name	Amount and Nature of Beneficial Ownership February 29, 2000	Percentage
James M. Appold	116,247(1)	1.60%
David P. Bennett	97,634(2)	1.35
Yale M. Feniger	73,912(3)	1.02
George A. Isaac, III	164,026(4)	2.26
Michael P. Killian	29,924(5)	*
Stephen J. Kovatch	9,004(6)	*
Harley J. Kripke	106,990(7)	1.48
Michael C. Landin	30,314(8)	*
Ronald R. Langenderfer	115,046(9)	1.59
Bruce K. Lee	43,785(10)	*
Joel A. Levine	46,644(11)	*
W. Geoffrey Lyden, III	97,768(12)	1.35
Thomas W. Noe	29,728(13)	*
Noel S. Romanoff	185,811(14)	2.56
Scott J. Savage	48,036(15)	*
James D. Sayre	55,167(16)	*
Robert A. Sullivan	253,114(17)	3.49
John S. Szuch	241,113(18)	3.33
All Directors and Named Executives as a Group (18 persons)	1,744,263	24.06%

* Represents less than one percent.

All shares shown as beneficially owned are shares over which the named person exercises sole voting or investment power except as set forth below and include options issued to Directors and Named Executives under the terms of the Corporation's Incentive Stock Option Plans which are exercisable within 60 days of the date for which disclosure is provided.

(1) Includes 15,063 option shares exercisable within 60 days.
(2) Includes 1,070 shares held by spouse.
(3) Includes 15,522 option shares exercisable within 60 days.
(4) Includes 8,269 shares held by spouse, 22,414 shares held in child's trust and 14,613 option shares exercisable within 60 days.
(5) Includes 5,645 shares held as custodian for minor children and 8,680 option shares exercisable within 60 days.
(6) Includes 1,375 option shares exercisable within 60 days.
(7) Includes 40,302 shares held by spouse and 24,264 shares held as custodian for children and 4,083 option shares exercisable within 60 days.
(8) Includes 15,522 option shares exercisable within 60 days.
(9) Includes 5,253 shares held in child's trust and 15,672 option shares exercisable within 60 days.
(10) Includes 2,918 shares held in child's trust and 11,730 option shares exercisable within 60 days.
(11) Includes 15,222 option shares exercisable within 60 days.
(12) Includes 56,048 shares held by The Lyden Company, 3,692 shares held by spouse, 444 shares held as custodian for children and 15,063 option shares exercisable within 60 days.
(13) Includes 3,000 shares held by spouse and 15,972 option shares exercisable within 60 days.
(14) Includes 15,054 option shares exercisable within 60 days.
(15) Includes 8,088 shares held by spouse and 4,083 option shares exercisable within 60 days.
(16) Includes 15,522 option shares exercisable within 60 days.
(17) Includes 69,444 shares held by spouse, 13,330 shares held as custodian for children and 7,500 option shares exercisable within 60 days.
(18) Includes 79,283 shares held by spouse, 13,875 shares held as custodian for children and 7,500 option shares exercisable within 60 days.

Committees and Compensation of the Board of Directors

The Board of Directors conducts its business through meetings of the Board and through its committees. In accordance with the Code of Regulations of the Corporation, the Board of Directors has appointed and maintains an Audit Committee, Compensation Committee, Investment Committee, Nominating Committee, Securities Committee and Loan Committee.

The Audit Committee reviews with the Corporation's independent auditors, the audit plan, the scope and results of their audit engagement and the accompanying management letter, if any; reviews the scope and results of the Corporation's internal auditing procedures; consults with the independent auditors and management with regard to the Corporation's accounting methods and the adequacy of its internal accounting controls; approves professional services provided by the independent auditors; reviews the independence of the independent auditors; and reviews the range of the independent auditors' audit and nonaudit fees. The Audit Committee is composed of Messrs. Feniger, Isaac, Kripke, Langenderfer, Levine and Sayre (Chairman). The Audit Committee met three times during 1999.

The Compensation Committee is responsible for administering the Corporation's employee benefit plans including its stock option plans; setting the compensation of the Chairman of the Board, President, Executive Vice President and all Senior Vice Presidents; reviewing the criteria that form the basis for management's officer and employee compensation recommendations and reviewing management's recommendations in this regard. The Compensation Committee is composed of Messrs. Isaac (Chairman), Levine, Noe, Romanoff, Sayre, Sullivan and Szuch. Messrs. Sullivan and Szuch do not participate in any decisions of the Compensation Committee regarding their own compensation as an Executive Officer. The Compensation Committee met four times during 1999.

The Investment Committee is responsible for reviewing the securities portfolio of the Bank. The Corporation's Securities Committee reviews and makes recommendations to the full Board on matters affecting the market for the Corporation's common stock and the Corporation's dividend policy. The Loan Committee reviews loan policy matters and approves loan requests as required by internal policy.

The Nominating Committee is responsible for review of existing Directors whose terms are expiring to determine whether they meet the criteria for renomination for another term, recommendations for replacements or additions to the Board of Directors for presentation to the full Board, review of Director performance, and maintenance and review of a list of potential future candidates. The Nominating Committee is composed of Messrs. Kripke, Langenderfer, Lyden, Romanoff, Szuch and Sullivan (Chairman). The Nominating Committee met one time during 1999.

The Board of Directors of the Corporation meets monthly for its regular meetings and upon call for special meetings. During 1999, the Board met 12 times. All Directors of the Corporation attended at least 75 percent of the Board and Committee Meetings that they were scheduled to attend during 1999.

Prior to January 1, 2000, the Corporation compensated directors, other than those persons who serve as officers of the Corporation and its subsidiary, Capital Bank, N.A., in options of the Corporation's common stock pursuant to the Capital Holdings, Inc. Nonemployee Director Stock

Option Plan (the "Director Option Plan"). Pursuant to the Director Option Plan, directors of the Corporation received an option grant of 1,500 shares annually as a retainer and 150 shares per regular Board meeting attended. All options granted under the Director Option Plan contain an exercise price equal to the shares' fair market value as of the date of grant. Directors received no cash compensation for their service as a director except for committee service, for which directors who are not employees of the Corporation, received $350 per committee meeting attended.

Effective January 1, 2000, each non-employee director receives an annual retainer of $10,000 in the form of stock options based on the Black-Scholes option value. Non-employee directors also receive a cash fee of $500 for each Board of Directors meeting attended and a cash fee of $350 for each committee meeting attended. In addition, non-employee directors receive performance-based supplemental stock options based on the financial performance of the Corporation for the year.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning compensation paid or accrued by the Corporation and/or its subsidiaries, to or on behalf of the Corporation's Chairman and Chief Executive Officer and the four most highly compensated individuals (the "Named Executives") for the fiscal years ended December 31, 1999, 1998, and 1997.

Summary Compensation Table

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other
	Year	Salary(1)	Bonus(2)	Option # Awards(shares)	Compensation(3)
Mr. John S. Szuch	1999	$208,000	$240,000	30,000	$39,510
Chairman and Chief	1998	198,000	225,000	95,103	37,616
Executive Officer	1997	188,000	195,000	7,500	34,315
Mr. Robert A. Sullivan	1999	$208,000	$240,000	30,000	$38,183
President and Chief	1998	198,000	225,000	95,103	36,321
Operating Officer	1997	188,000	195,000	7,500	33,112
Mr. Bruce K. Lee	1999	$143,000	$160,000	16,500	$22,573
Executive Vice President	1998	136,000	145,000	45,000	21,200
	1997	126,792	118,000	10,500	18,504
Mr. Michael P. Killian	1999	$119,000	$ 70,000	5,500	$14,328
Senior Vice President	1998	113,000	75,000	39,501	14,183
	1997	108,000	59,000	3,000	12,606
Mr. Stephen J. Kovatch	1999	$119,000	$ 70,000	5,500	$14,582
Senior Vice President	1998	113,000	65,000	47,001	13,662
	1997	108,000	54,000	3,000	12,400

(1) Represents total cash compensation earned, including amounts earned but deferred at the election of these officers.

(2) Represents cash bonus awarded.

(3) Figures for 1999 represent: Capital Bank, N.A. Retirement Savings Plan (Szuch, Sullivan, Lee, Killian and Kovatch — $11,989); Capital Holdings, Inc. Supplemental Executive Retirement Plan (Szuch — $22,241, Sullivan — $21,970, Lee — $10,584, Killian — $2,339, Kovatch — $2,593); Split dollar life insurance premiums (Szuch — $5,280, Sullivan — $4,224).

1999 Stock Option Grants Table

The following table sets forth stock options granted to the Named Executives for 1999 under the Corporation's Incentive Stock Option Plans. Under Securities and Exchange Commission regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. The Corporation has elected to use the Black-Scholes valuation model in the presentation of option grant values presented below. In computing the option values under the Black-Scholes method, key assumptions included an estimated volatility of 23%, an expected dividend yield of 1.78%, and a risk free interest rate of 6.76%.

Individual Grants					
Name	Options Granted(1)	% of Total Options Granted to Employees for 1999	Exercise Price(2) Per Share	Expiration Date	Option Value
John S. Szuch	30,000	19%	$27.00	January 3, 2010	$276,846
Robert A. Sullivan	30,000	19%	27.00	January 3, 2010	276,846
Bruce K. Lee	16,500	10%	27.00	January 3, 2010	152,265
Michael P. Killian	5,500	3%	27.00	January 3, 2010	50,755
Stephen J. Kovatch	5,500	3%	27.00	January 3, 2010	50,755
	87,500				

(1) Options granted for 1999 are non-qualified stock options. The options are exercisable as follows: 25% immediately and 25% each anniversary date of the grant thereafter; however, all options become immediately exercisable in the event of a change in control of the Corporation. These options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(2) Exercise price is the fair market value on the date of grant.

1999 Stock Option Exercises and Year-End Value Table

The following table sets forth the number and value of all unexercised stock options held by the Named Executives at year-end. The value of "in-the-money" options refers to options having an exercise price which is less than the market price of the Corporation's stock on December 31, 1999. On that date, the Named Executives held exercisable options which were "in-the-money" as discussed in the following table. In addition, the table sets forth the number of options exercised by each of the Named Executives during 1999 and indicates the amount of value realized upon such exercise.

			Number(#) of Unexercised Options- 12/31/99	Value($) of Unexercised Options- 12/31/99(2)
Name	**Shares Acquired on Exercise**	**Net Value($) Realized(1)**	**Exercisable/ Unexercisable**	**Exercisable/ Unexercisable**
John S. Szuch	0	$ 0	7,500/140,553	$ 0/1,354,755
Robert A. Sullivan	0	0	7,500/140,553	0/1,354,755
Bruce K. Lee	0	0	11,730/77,145	157,805/753,920
Michael P. Killian	300	6,456	8,680/49,716	151,349/535,701
Stephen J. Kovatch	1,686	32,270	1,375/57,216	0/626,826

(1) Represents estimated market value of the Corporation's common stock at exercise date, less the exercise price.
(2) Represents estimated market value of the Corporation's common stock at December 31, 1999, less the exercise price.

Supplemental Executive Retirement Plan

The Corporation has an unfunded, non-qualified supplemental executive retirement plan (the "Supplemental Retirement Plan"), due to limitations imposed by federal law on the amount of retirement income that may be paid through the Corporation's Profit Sharing Plan. Under the Supplemental Retirement Plan, only employees selected by the Compensation Committee and approved by the Board of Directors are eligible to participate. Each of the Named Executives are participants in the Supplemental Retirement Plan. Assets for the purpose of paying benefits under the Supplemental Retirement Plan are set aside annually and are held in an irrevocable trust. Payments under the Supplemental Retirement Plan have no effect on the funding or availability of funds under the Corporation's current Profit Sharing Plan nor on any future qualified plan.

Report of the Compensation Committee of Capital Holdings, Inc. on Compensation

Under rules established by the Securities and Exchange Commission (the "SEC"), the Corporation is required to provide certain data and information in regard to the compensation and benefits provided to the Corporation's Chairman of the Board and Chief Executive Officer and, if applicable, the four other most highly compensated Executive Officers, whose compensation exceeded $100,000 during the Corporation's fiscal year. The disclosure requirements, as applied to the Corporation, include the Corporation's Chairman of the Board and Chief Executive Officer (John S. Szuch), its President and Chief Operating Officer (Robert A. Sullivan), its Executive Vice President (Bruce K. Lee) and two of its Senior Vice Presidents, Michael P. Killian and Stephen J. Kovatch. The disclosure includes the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting such officers. Capital Holdings, Inc. is a holding company and owns a single operating subsidiary, Capital Bank, N.A. Capital Holdings, Inc. has no direct employees. All disclosures contained in this Proxy Statement regarding executive compensation reflect compensation paid by Capital Bank, N.A. The Compensation Committee of the Corporation has the responsibility of determining the compensation policy and practices with respect to all Executive Officers. At the direction of the Board of Directors, the Compensation Committee has prepared the following report for inclusion in this Proxy Statement.

Compensation Philosophy. This report reflects the Corporation's compensation philosophy as endorsed by the Compensation Committee. The Compensation Committee makes a recommendation regarding the level of compensation for Mr. Szuch and Mr. Sullivan. The Compensation Committee determines the level of compensation for all other Executive Officers within the constraints of the amounts approved by the Board.

Essentially, the executive compensation program of the Corporation has been designed to:

Support a pay-for-performance policy that rewards Executive Officers for corporate performance. Compensation plans of the Corporation should strive to be more objective than discretionary while remaining flexible in order to adjust compensation of non-financial aspects of Executive Officer performance.

Provide a competitive base salary.

Motivate key Executive Officers to achieve strategic business goals, with appropriate compensation practices such as bonuses and long-term compensation components.

Provide compensation opportunities which are comparable to those offered by other peer group companies; thus allowing the Corporation to compete for and retain talented executives who are critical to the Corporation's long-term success. Generally, the Corporation strives to compensate its Executive Officers at an overall compensation level commensurate with the 75th percentile of its peers.

Base Salary. Salaries of Executive Officers are determined by evaluation of the responsibilities of their position and by comparing salaries paid in the marketplace for executives with similar experience and responsibilities. A comparison group of bank holding companies was established based on one or more common traits with the Corporation, such as market capitalization, asset size, geographic location, similar line of business and financial returns on assets and equity. Individual salary increases are reviewed annually and are based on each Executive Officer's performance and the Corporation's overall earnings during the preceding year, and are generally targeted to be at the median of the peer group.

Cash Bonus Plan. The Corporation targets the total compensation of its Executive Officers at the 75th percentile of its peers with base salary targeted to the median of such peers, and the balance paid in cash bonus and long-term compensation. The Corporation maintains a cash bonus plan (the "Bonus Plan"), which allocates a portion of each Executive Officer's total compensation to a cash bonus paid annually. The allocation between cash bonus and long-term compensation is generally targeted to be equal for the Corporation's Chairman and CEO (Mr. Szuch) and President and COO (Mr. Sullivan), while slightly weighted toward cash bonus among other Executive Officers. The award of a bonus to any employee under the terms of the Bonus Plan is discretionary and in the case of Messrs. Szuch and Sullivan is determined by the Board of Directors upon the recommendation of the Compensation Committee, and in all other cases is determined by the Compensation Committee upon recommendation of management.

Long-Term Compensation. Long-term incentive compensation is addressed by the Corporation's option plans. These option plans are designed to provide long-term incentive to the Executive Officers of the Corporation, and to better align the interests of management with those of the Corporation's shareholders. The Board generally believes that stock options provide an effective means of accomplishing its long-term compensation objectives, as the level of compensation is directly proportional to the level of appreciation in the market value of the Corporation's common stock subsequent to the date of the option grant. During 1999, the Corporation implemented the long-term compensation philosophy adopted in late 1998 as a part of its overall compensation review. The Corporation has targeted the long-term component of compensation for Executive Officers at 15% — 30% of total compensation, depending upon officer position.

Chief Executive Officer's and Chief Operating Officer's Compensation

The Compensation Committee considered the following factors in determining the base salary for 2000 for John S. Szuch, Chairman and CEO and Robert A. Sullivan, President and COO. The Compensation Committee has determined that while the job duties and responsibilities of Mr. Szuch and Mr. Sullivan are different, the relative contribution to attaining the Corporation's profitability objectives of each such officer is substantially similar. Therefore, the Compensation Committee has recommended and the Board of Directors has approved equal compensation for the Chairman & CEO and President & COO. In determining the level of compensation to be paid to Mr. Szuch and Mr. Sullivan, the Compensation Committee and the Board took into account comparative data for comparable bank holding companies. Based upon these factors, the Compensation Committee increased the base pay of Mr. Szuch and Mr. Sullivan effective January 1, 2000. In addition, the Compensation Committee approved a cash bonus to each of Mr. Szuch and Mr. Sullivan in December of 1999 based upon the specific measurable and subjective performance goals. The measurable performance goal was the attainment of the 1999 profit plan. The Compensation Committee also considered certain subjective criteria such as the attainment of superior growth, and the development of key personnel. The Compensation Committee also awarded options to Mr. Szuch and Mr. Sullivan during 1999 under the Corporation's option plans incident to the Corporation's long-term performance compensation objectives.

Corporation's Position on Compliance with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code (the "Code") limits the deduction allowable for federal income tax purposes to the Corporation for compensation paid to the Chief Executive Officer and each of the four other most highly compensated Executive Officers in any year to $1 million,

excluding qualified performance-based compensation. The Committee will continue to work to structure components of its executive compensation package to achieve maximum deductibility under Section 162(m), while at the same time considering the goals of its executive compensation philosophy.

This Report on Compensation is submitted by the Compensation Committee Members:

George A. Isaac, III, Chairman	*James D. Sayre*
Joel A. Levine	*Robert A. Sullivan*
Thomas W. Noe	*John S. Szuch*
Noel S. Romanoff	

Compensation Committee Interlocks and Insider Participation

John S. Szuch, the Corporation's Chairman of the Board and Chief Executive Officer, and Robert A. Sullivan, the Corporation's President and Chief Operating Officer, served on the Compensation Committee of the Corporation, which is responsible for compensation matters (see "Report of the Compensation Committee of Capital Holdings, Inc. on Compensation" in this Proxy Statement).

Although Messrs. Szuch and Sullivan served on the Compensation Committee, they did not participate in any decisions regarding their own compensation as an Executive Officer. Each year, the Compensation Committee recommends the amount of the bonus award for Messrs. Szuch and Sullivan (pursuant to the Cash Bonus Plan described elsewhere in this Proxy Statement) and salary for the ensuing year. Neither Mr. Szuch nor Mr. Sullivan participated in discussions or decision-making relative to their own or each other's compensation.

{ THIS SPACE INTENTIONALLY LEFT BLANK}

Performance Graph — Five-Year Shareholder Return Comparison

The SEC requires that the Corporation include in this Proxy Statement a line-graph presentation comparing cumulative five-year shareholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Corporation. The Corporation has selected the Dow Jones Equity Market Index and the Dow Jones Regional Bank Index for purposes of this performance comparison. The chart below compares the value of $100 invested on December 31, 1994, in the Corporation's stock, the Dow Jones Equity Market Index and the Dow Jones Regional Bank Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG CAPITAL HOLDINGS, INC., DOW JONES EQUITY MARKET INDEX AND DOW JONES REGIONAL BANK INDEX FOR FISCAL YEARS ENDING DECEMBER 31

	1994	**1995**	**1996**	**1997**	**1998**	**1999**
CAPITAL HOLDINGS, INC	$100.00	$119.13	$149.16	$189.11	$245.28	$341.88
DOW JONES EQUITY MARKET INDEX	$100.00	$137.67	$169.39	$226.91	$291.91	$351.37
DOW JONES REGIONAL BANK INDEX	$100.00	$159.93	$219.70	$343.19	$385.68	$331.35

**TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS*

ASSUMES $100 INVESTED ON DECEMBER 31, 1994 IN CAPITAL HOLDINGS, INC. COMMON STOCK, DOW JONES EQUITY MARKET INDEX AND DOW JONES REGIONAL BANK INDEX

PROPOSAL #2 — APPROVAL OF THE LONG-TERM INCENTIVE COMPENSATION PLAN

The Board of Directors of the Corporation adopted and approved a new stock compensation plan for directors and employees, the Long-Term Incentive Compensation Plan (the “Plan”) effective December 14, 1999. The shareholders of the Corporation are being asked to approve the Plan. The purpose of asking shareholders to approve the Plan is so that incentive stock options satisfying the requirements of Section 422 of the Internal Revenue Code (the “Code”) may be awarded to employees under the Plan, and so that awards under the Plan will be “performance-based compensation” under Section 162(m) of the Internal Revenue Code. The following summary of the material features of the Plan is qualified in its entirety by reference to the full text of the Plan, which is included as **Appendix A** hereto. Each shareholder is urged to review the Plan in its entirety.

General Information

The Plan provides for the award of stock options, stock and restricted stock to directors and selected employees. The Board of Directors believes that stock awards and stock options are useful in motivating directors and employees, particularly in aligning their interests with those of shareholders. Accordingly, the Board of Directors believes it is appropriate to adopt the Plan.

Because a committee of the Board of Directors of the Corporation will have full discretion to make awards under the Plan, the amount of such awards is not yet determinable.

Description of the Plan

Purpose of the Plan. The Plan is intended to assist the Corporation in attracting and retaining employees and non-employee directors of outstanding ability and to promote the identification of their interests with those of the shareholders of the Corporation.

Shareholder Approval of the Plan. Options granted under the terms of the Plan prior to shareholder approval are binding upon the Corporation in accordance with the terms of the Plan and the Option Agreements relating to such awards. As of the date of this Proxy Statement 96,500 option shares had been granted pursuant to the terms of the Plan. In the event shareholders fail to approve the Plan within one year of the date it was adopted by the Board of Directors, the Plan will immediately terminate and no further awards will be made.

Types of Awards and Eligibility. The Plan authorizes a subcommittee of the Corporation’s Compensation Committee comprised solely of nonemployee directors of the Corporation (the “Option Committee”) to grant stock options, stock and restricted stock to employees and non-employee directors of the Corporation and its subsidiaries. Incentive stock options may be granted only to employees. Nonstatutory stock options, stock and restricted stock may be granted or awarded to employees or non-employee directors.

Administration. Subject to the provisions of the Plan, the Option Committee would have plenary authority and discretion to determine the terms of all awards under the Plan, including the exercise price of options, the time or times at which awards are made, the nature of the award, whether of stock options, restricted stock or stock, the number of shares of the Corporation's common stock covered by awards, whether an option shall be an incentive stock option or a nonstatutory stock option, any provisions relating to vesting, the period during which options may be exercised, the period during which options are subject to restrictions, the manner of exercising options, the restrictions on any restricted stock award and the extent to which such restrictions lapse upon the recipient's termination of service to the Corporation. These terms need not be identical for all awards. In determining the terms of awards under the Plan, the Option Committee may take into account the nature of the services rendered by the award recipients, their present and potential contributions to the success of the Corporation and its subsidiaries, and such other factors as the Option Committee in its discretion may deem relevant. Subject to the provisions of the Plan, the Option Committee also would have plenary authority to interpret the Plan, prescribe, amend and rescind rules and regulations relating to it, and make all other determinations deemed necessary or advisable for the administration of the Plan.

Shares Subject to Grant and Adjustment. A maximum of 750,000 shares of the Corporation's common stock in the aggregate would be authorized for issuance under the Plan. The number of shares of the Corporation's common stock that may be awarded to any one individual under the Plan is limited to 90,000 shares in any one calendar year. The number of shares subject to the Plan (and the number of shares and terms of any award) may be adjusted by the Option Committee in the event of any change in the outstanding common stock of the Corporation by reason of any stock dividend, split-up, recapitalization, reclassification, combination or exchange of shares, merger, consolidation or liquidation or similar event.

Amendment and Termination. The Board of Directors or the Option Committee may amend, alter, suspend or terminate the Plan in any respect at any time, provided that, no amendment, alteration or termination of the Plan may adversely affect the rights or obligations of the recipient of any award under the Plan made prior to the date of the amendment, alteration or termination, without such person's consent.

Unless sooner terminated by resolution of the Board, the Plan will terminate ten years from its Effective Date and no additional awards may be made under the Plan after that date. The termination of the Plan would not affect the validity of any award outstanding on the date of termination.

Stock Options

Incentive stock options are stock options that satisfy the requirements of Section 422 of the Code. Nonstatutory stock options are stock options that do not satisfy the requirements of Section 422 of the Code. Options granted under the Plan would entitle the optionee, upon exercise, to purchase a specified number of shares of the Corporation's common stock from the Corporation at a specified exercise price per share. The per share exercise price of an incentive stock option may not be less than the fair market value of a share of the Corporation's common stock as of the date of grant, determined in the manner specified by the Plan. In the case of an optionee who owns or is

treated as owning (under Section 424(d) of the Code) more than 10 percent of the total combined voting power of all classes of stock of the Corporation (a "Ten-Percent Shareholder"), the per share exercise price of an incentive stock option may not be less than 110 percent of the fair market value of a share of the Corporation's common stock on the date of the grant.

Exercise Period and Transferability. Options granted under the Plan may be exercised for a period of no more than ten years from the date of grant (five years in the case of incentive stock options granted to a Ten-Percent Shareholder). Awards under the Plan are not transferable other than by will or the laws of descent and distribution, with the exception that limited transfers of non-statutory stock options may be made as described in the Plan. All outstanding options awarded to an optionee become immediately exercisable upon a change in control of the Corporation or the death, disability or retirement of the optionee as described in the Plan. Options will also terminate one year from the date of termination of employment or service as a director, unless such termination is for cause, in which case the options terminate immediately upon termination of employment or service as a director.

Payment of Exercise Price. An option may, subject to the terms of an applicable agreement under which it is granted, be exercised in whole or in part by the delivery to the Corporation written notice of the exercise, in such form as the Option Committee may prescribe, accompanied by full payment for the shares with respect to which the option is exercised. To the extent provided in the applicable option agreement, payment may be made in whole or in part by delivery of shares valued at fair market value on the date of exercise, so long as such shares have been held for six months.

Restricted Stock Awards

The Plan authorizes the Option Committee to award shares of restricted stock to employees and non-employee directors, subject to the restrictions and other terms and conditions as are determined by the Option Committee. Transfers of shares of restricted stock will be prohibited until the restrictions are satisfied. A recipient of an award of restricted stock is treated as owner of record for purposes of voting, dividends and any other action taken with respect to the Common Stock during the restriction period. The Option Committee will determine the extent to which restrictions will lapse upon the recipient's termination of service to the Corporation. Unless otherwise determined by the Option Committee, a participant will forfeit any restricted stock for which the restriction period has not expired at the time he or she terminates service with the Corporation for any reason.

The Option Committee may grant shares of restricted stock to participants in the Plan, either in conjunction with or separate from other awards under the Plan. The participant may be required to meet certain performance standards to receive the restricted stock, and may be required to pay a purchase price for the shares of restricted stock.

Upon a change in control of the Corporation, all restrictions will expire and the certificates representing shares of restricted stock will be delivered to participants.

Stock Awards

The Plan also authorizes the Option Committee to award shares of the Corporation’s Common Stock to employees and non-employee directors, subject to conditions established by the Option Committee, including the achievement of performance objectives. The Plan authorizes the Option Committee to determine what effect a change in control of the Corporation will have upon an award of shares of the Corporation’s Common Stock at the time such award is granted.

Summary of Certain Federal Income Tax Consequences

Incentive Stock Options. An optionee will not recognize income on the grant or exercise of an incentive stock option. However, the difference between the exercise price and the fair market value of the stock on the date of exercise is an adjustment item for purposes of the alternative minimum tax. If an optionee does not exercise an incentive stock option within certain specified periods after termination of employment, the optionee will recognize ordinary income on the exercise of an incentive stock option in the same manner as on the exercise of a nonstatutory stock option, as described below.

The general rule is that gain or loss from the sale or exchange of shares acquired on the exercise of an incentive stock option will be treated as capital gain or loss. If certain holding period requirements are not satisfied, however, the optionee generally will recognize ordinary income at the time of the disposition. Gain recognized on the disposition in excess of the ordinary income resulting therefrom will be capital gain, and any loss recognized will be capital loss. If an optionee recognizes ordinary income on exercise of an incentive stock option or as a result of a disposition of the shares acquired on exercise, the Corporation will be entitled to a deduction in the same amount.

Nonstatutory Stock Options. An optionee will not recognize income at the time of grant of a nonstatutory stock option. At the time of exercise of a nonstatutory stock option, an optionee will recognize ordinary income equal to the excess of the fair market value of the shares at the time of exercise over the aggregate exercise price paid for the shares, regardless of whether the exercise price is paid in cash or in stock. The Corporation will be entitled to a deduction in the amount of ordinary income so recognized.

Restricted Stock. The participant who receives a grant of restricted stock is not required to realize income (either actually or constructively) prior to expiration of the lapse of the restriction period (except as otherwise described in this paragraph). The participant is required to realize ordinary income in an amount equal to the dividends actually received during the restriction period as a result of his beneficial ownership of the restricted stock. Upon the lapse of the restriction period, the participant generally will realize ordinary income in an amount equal to the difference between the then fair market value of the shares of common stock granted as restricted stock and any price paid for such shares.

The Corporation will be entitled to a deduction in the amount and generally at the time ordinary income or gain is realized by the recipients as a result of the payment of dividends on restricted stock, and the lapse of the restriction period on stock awards. Recipients of awards of common stock, not subject to restriction, will realize ordinary income at the time of the award in an amount equal to the difference between the then fair market value of the shares awarded and any price paid for such shares. The Corporation will be entitled to a deduction in the same amount.

Parachute Payments. Where payments to certain employees that are contingent on a change in control exceed limits specified in the Code, the employee generally is liable for a 20 percent excise tax on, and the corporation or other entity making the payment generally is not entitled to any deduction for, a specified portion of such payments. If the Option Committee awards options the vesting of which is accelerated by a change in control of the Corporation, such accelerated vesting would be relevant in determining whether the excise tax and deduction disallowance rules would be triggered with respect to certain employees of the Corporation.

Performance-Based Compensation. Subject to certain exceptions, Section 162(m) of the Code disallows federal income tax deductions for compensation paid by a publicly-held corporation to certain executives to the extent the amount paid to an executive exceeds $1 million for the taxable year. The Plan has been designed to allow the Option Committee to make awards under the Plan that qualify under an exception to the deduction limit of Section 162(m) for "performance-based compensation."

General. The rules governing the tax treatment of options and the receipt of shares in connection with such grants or awards are quite technical, so that the above description of tax consequences is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state law may not be the same as under the federal income tax laws.

Accounting Treatment

In October 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("FAS No. 123"). This statement defines a fair value based method of measuring and recording compensation cost associated with employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized as income over the service period. FAS No. 123 encourages adoption of this method of accounting; however, it also allows an entity to continue to measure compensation cost using the method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Entities electing to continue using the accounting method in APB No. 25, as the Corporation has elected, must make pro forma disclosures of net income and earnings per share as if the fair value based method prescribed under FAS No. 123 had been applied.

Under APB No. 25, as applied by the Corporation generally, neither the grant nor the exercise of an incentive stock option or a nonstatutory stock option under the Plan with an exercise price not less than the fair market value of the Corporation's common stock at the date of grant requires a charge against earnings. Generally, the award of restricted stock will require a charge against earnings, the amount and timing of which is not determinable in advance. The award of common stock, not subject to restriction, will require a charge against earnings.

Certain Other Information

Approval of the Plan requires the affirmative vote of a majority of the votes cast on the proposal.

THE DIRECTORS UNANIMOUSLY RECOMMEND A VOTE IN FAVOR OF THIS PROPOSAL #2.

Certain Relationships and Related Transactions

Directors of the Corporation and their associates were customers of, and have had transactions with, the Corporation in the ordinary course of business during 1999.

These transactions consisted of extensions of credit by the Corporation in the ordinary course of business and were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. In the opinion of the management of the Corporation, those transactions do not involve more than a normal risk of being collectible or present other unfavorable features. The Corporation expects to have, in the future, banking transactions in the ordinary course of its business with Directors and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the time of comparable transactions with others.

Director Levine is of counsel to Spengler Nathanson, a law firm which performed services for the Corporation during 1999, and is expected to continue to provide services to the Corporation in the future.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation’s officers and Directors, and persons who own more than ten percent of a registered class of the Corporation’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and greater than ten percent shareholders are required by SEC regulation to furnish the Corporation with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such forms furnished to the Corporation or written representations that no Form 5s were required, the Corporation believes that during 1999 all Section 16(a) filing requirements applicable to its officers and Directors were complied with. The Corporation has no shareholders who are ten percent beneficial owners.

Selection of Auditors

Ernst & Young LLP has been appointed to serve as the Independent Auditor for the Corporation and its subsidiary for the fiscal year ended December 31, 1999. It is the intention of the Corporation to appoint Ernst & Young LLP as Independent Auditor for 2000. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting to respond to appropriate questions from shareholders and to have the opportunity to make any statements they consider appropriate.

Shareholder Proposals and Director Nominations

If any shareholder of the Corporation wishes to submit a proposal to be included in next year’s Proxy Statement and acted upon at the annual meeting of the Corporation to be held in 2001, the proposal must be received by the Secretary of the Corporation at the principal executive offices of

the Corporation, 5520 Monroe Street, Sylvania, Ohio, 43560, prior to the close of business on December 15, 2000. On any other proposal raised by a shareholder for next year's annual meeting, the Corporation intends that proxies received by it will be voted in the interest of the Corporation in accordance with the judgment of the persons named in the proxy and the proposal will be considered untimely, unless notice of the proposal is received by the Corporation not later than February 13, 2001.

The Corporation's Code of Regulations establishes advance notice procedures as to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. In order to make a director nomination at a shareholder meeting, it is necessary that you notify the Corporation not fewer than 14 days in advance of the meeting unless the Corporation provides shareholders less than 21 days notice of the meeting, and then notice of the nominations must be given not later than the seventh day after the notice of the meeting was mailed. In addition, the notice must meet all other requirements contained in the Code of Regulations. Any shareholder who wishes to take such action should obtain a copy of the Code of Regulations and may do so by written request addressed to the Secretary of the Corporation at the principal executive offices of the Corporation.

Other Matters

The Board of Directors of the Corporation is not aware of any other matters that may come before the meeting. However, the enclosed Proxy will confer discretionary authority with respect to matters which are not known to the Board of Directors at the time of printing hereof and which may properly come before the meeting. A copy of the Corporation's 1999 report filed with the Securities and Exchange Commission, on Form 10-K, will be available without charge to shareholders on request. Address all requests, in writing, for this document to David L. Mead, Chief Financial Officer, Capital Holdings, Inc., 5520 Monroe Street, Sylvania, Ohio 43560.

APPENDIX A

Capital Holdings, Inc.

Long-Term Incentive Compensation Plan

Effective Date: December 14, 1999

Section I
Purpose

1.1 *Purpose*. The purpose of the Capital Holdings, Inc. Long-Term Incentive Compensation Plan (the "Plan") is to provide competitive Long-Term Incentive Compensation to Participants that aligns their interests with shareholder interests through share ownership and investment in the Company, and to encourage long-term growth in shareholder value through the achievement of specified financial objectives.

1.2 *Rule 16b-3 Plan*. With respect to persons subject to Section 16 of the Act ("Section 16 Persons"), transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors promulgated under the Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee. Moreover, in the event the Plan does not include a provision required by Rule 16b-3 to be stated therein, such provision (other than one relating to eligibility requirements, or the price and amount of Awards) shall be deemed automatically to be incorporated by reference into the Plan insofar as Participants who are Section 16 Persons are concerned, to the extent permitted by law and deemed advisable by the Committee.

1.3 *Effectiveness of the Plan*. The Plan will be effective upon adoption by the Board. Nonqualified options granted under the plan on or after the Effective Date are not subject to shareholder approval and shall be binding upon the Company in accordance with the terms of the Plan and such option's Option Agreement. Incentive Stock Options granted on or after the Effective Date are subject to shareholder approval of the Plan and shall automatically convert to a Nonqualified Stock Option in the event the shareholders of the Corporation shall fail to approve the Plan within one year of the Effective Date. In the event shareholders of the Company shall not approve the Plan within one year of the Effective Date the Plan shall immediately terminate. In the event the Shareholders approve the Plan within one year of the Effective Date the Plan will remain in effect until the earlier of the termination date set forth in Section 12.2 hereof or such time as it is amended or terminated by the Board in accordance with the terms of Section 12.2 hereof, except that no Incentive Stock Option may be granted under the Plan on or after ten years from the Effective Date of the Plan.

Section II
Definitions

Unless the context clearly indicates otherwise, the following terms have the meanings set forth below:

2.1 “Act” means the Securities and Exchange Act of 1934, as amended.

2.2 “Award” means Options, Restricted Stock or Stock Awards granted pursuant to the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Cause” means, with respect to any certain Participant:

(a) the willful and continued failure by such Participant to substantially perform his or her duties with respect to the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness), or

(b) the willful engaging by such Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this Section 2.4, no act or failure to act shall be deemed “willful” if done by the Participant either in good faith and in the reasonable belief that such act or omission was in the best interest of the Company, or before the Board provides the Participant with a written notice and reasonable opportunity to cure the actions or omissions that the Board considers to be grounds for a finding of Cause for purposes of this Plan.

2.5 “Change in Control” means the occurrence of any of the following events:

(a) Any person or group (as such terms are used in connection with Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, “Exchange Act”) is or becomes the “beneficial owner” (as defined in Rule 13(d)(3) and 13(d)(5) under the Exchange Act), directly or indirectly, of securities of Capital Holdings, Inc. representing 35% or more of the combined voting power of Capital Holdings, Inc.’s then outstanding securities; or

(b) Capital Holdings, Inc. is party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board in office immediately prior to such transaction or event constitute less than a majority of the Board thereafter; or

(c) During any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board (including for this purpose any new director whose election or nomination for election by Capital Holdings, Inc.'s stockholders was approved by a vote of at least one-half of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board.

(d) Capital Holdings, Inc. is party to a merger, consolidation or reorganization with any other corporation in which the shareholders of Capital Holdings, Inc. immediately prior to the merger, consolidation or reorganization do not immediately thereafter directly or indirectly own more than fifty percent (50%) of the combined voting power of the voting securities entitled to vote in the selection of directors of the merged, consolidated or reorganized entity.

Notwithstanding the foregoing, no trust department or designated fiduciary or other trustee of such trust department of Capital Holdings, Inc. or a subsidiary of Capital Holdings, Inc., or other similar fiduciary capacity of Capital Holdings, Inc. with direct voting control of the stock shall be treated as a person or group within the meaning of subsection (a) hereof. Further, no profit-sharing, employee stock ownership, employee stock purchase and savings, employee pension, or other employee benefit plan of Capital Holdings, Inc. or any of its subsidiaries, and no Trustee of any such plan in its capacity as such Trustee, shall be treated as a person or group within the meaning of subsection (a) hereof.

2.6 "Code" means the Internal Revenue Code of 1986, as amended.

2.7 “Committee” means the members of the Compensation Committee as appointed and maintained by the Board who are not employees of the Company.

2.8 “Common Shares” means the Common Shares, no par value per share, of the Company, which the Company may authorize and issue from time to time, and as may be made subject to this Plan in the sole discretion of the Board.

2.9 “Company” means collectively Capital Holdings, Inc., an Ohio corporation, and any successor entity in a merger or consolidation, and any of its Subsidiaries, which elects to participate in the Plan with the approval of the Board.

2.10 “Director” means a member of the Board of the Company.

2.11 “Disability” means permanent and total disability as defined under Section 22(e)(3) of the Code.

2.12 “Effective Date” means the date the Plan becomes effective.

2.13 “Fair Market Value” as of a certain date means the fair market value of the Common Shares as determined by the Committee in its sole discretion. In making such determination, the Committee will comply with the valuation methods defined in Treasury Regulation Section 1.421-7(e)(2).

2.14 “Grant Date” as used with respect to Options, means the date as of which such Options are granted by the Committee, as applicable, pursuant to the Plan.

2.15 “Incentive Stock Option” or “ISO” means an Option conforming to the requirements of Section 422 of the Code.

2.16 “Nonqualified Stock Option” or “NQO” means an Option granted pursuant to the Plan other than an Incentive Stock Option.

2.17 “Option” means an option to purchase Common Shares granted by the Committee pursuant to the Plan, which may be designated as either an “Incentive Stock Option” or a “Nonqualified Stock Option.”

2.18 “Participant” means an employee of the Company or non-employee director as described in Section V hereof.

2.19 “Plan” means the Capital Holdings, Inc. Long-Term Incentive Compensation Plan as set forth herein and as may be amended from time to time, subject to Section 12.1 hereof.

2.20 “Retirement” means a Participant’s voluntarily leaving the employment of the Company upon the attainment of the minimum age of sixty-two (62).

2.21 “Restricted Stock Award” or “Restricted Stock” means an award of Common Shares with restrictions placed on the sale, transfer or pledging of the shares, and a risk of forfeiture during the restriction period.

2.22 “Stock Award” means an award of the Common Shares.

2.23 “Subsidiary” means a subsidiary corporation as defined in Section 424(f) of the Code.

Section III
Administration of the Plan

3.1 *The Committee*. The Plan shall be administered by the Committee and shall act only by the vote or written consent of at least a majority of its members. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of the Board. It is the intent of the Committee to administer the Plan in a manner that qualifies awards, to the extent possible, as excludable from the deduction limit set forth under Section 162(m) of the Code.

3.2 *Authority of the Committee.* The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power (a) to determine which employees shall be granted Awards, (b) to prescribe the terms, conditions and vesting schedule, if any, of such Awards, (c) to determine the amount and form of Awards granted to Participants, (d) to interpret the Plan and the Awards, (e) to adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) to interpret, amend or revoke any such rules subject to Section 12.1 hereof.

The Committee, in their sole discretion and on such terms and conditions as they may provide, may delegate their duties in order to provide for the day-to-day administration of the Plan. The Committee shall control the general administration of the Plan with all powers necessary to enable it to carry out its duties in that respect; provided, however, that the Committee may not delegate its authority and powers (a) with respect to those individuals under Section 16, or (b) in any way which is impermissible under Code Section 162(m) or the rules and regulations promulgated thereunder.

3.3 *Decisions Binding*. All determinations and decisions made by the Committee shall be final, conclusive, and binding on all parties, and shall be given the maximum deference permitted by law.

Section IV
Shares Subject to the Plan

4.1 *Shares Subject to Plan*. The Company shall reserve 750,000 Common Shares for issuance under this Plan, subject to adjustment pursuant to Section 4.2 hereof. Common Shares may be now or hereafter authorized yet unissued or Common Shares already authorized, issued and owned or purchased by the Company or a trust as to which the Company is a grantor. If and to the extent that any rights with respect to Common Shares shall not be exercised by any Participant for any reason or if such rights shall terminate as provided herein, Common Shares that have not been allocated to such Participant under the Plan shall again become available for allocation to Participants as provided herein.

4.2 *Change in Capitalization*. In the event of a change in the capitalization of the Company due to a share split, share dividend, recapitalization, merger, consolidation, combination, or similar event or as the Committee shall in its sole discretion deem appropriate, the aggregate number of Common Shares and the terms of any existing Awards shall be adjusted by the Committee to reflect such change.

Section V
Eligibility

The Committee shall have the discretion to select directors, officers, executives, managers, and other key employees of the Company for participation in the Plan. The discretion of the Committee to select such Participants shall be absolute and no person otherwise eligible for participation shall have any right to participate. Only persons so selected shall be deemed "Participants" for purposes hereof.

Section VI
Stock Options

6.1 *Grant of Options*. Options may be granted to Participants, subject to the provisions of the Plan, at any time and from time to time, as determined in the sole discretion of the Committee. The Committee, as applicable, shall in its sole discretion, determine the number of Options granted to each Participant; provided, however, that in any one calendar year, no one Participant shall be granted Options to purchase a number of Common Shares in excess of 90,000, adjusted for any stock dividends, stock splits, reverse stock splits, recapitalization mergers or consolidations. Options granted may be ISOs to employees, NQOs to employees or non-employee Directors, or a combination thereof.

6.2 *Option Agreement*. Each Option shall be evidenced by a written option agreement (an "Option Agreement") that shall specify the Option price, the expiration date of the Option, the number of shares to which the Option pertains, any conditions to exercise of the Option, and such other terms and conditions as the Committee, in its discretion, shall determine. The Option Agreement also shall specify whether the Option is intended to be an ISO or an NQO.

6.3 *Option Price.* The price for each Common Share deliverable upon the exercise of an Option (the “Option Price”) shall be determined at the discretion of the Committee; provided, however, that with respect to ISOs, the Option Price shall not be less than the Fair Market Value at the date of grant. If at the time that an ISO is granted, the Participant owns shares possessing more than 10% of the total combined voting power of all classes of the Company’s or any of its Subsidiaries’ capital shares, the Option Price of an ISO shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a share on the date that the ISO is granted and any ISO so granted must be exercised not later than five (5) years from the date it is granted.

6.4 *Exercise of Options*. Options granted under the Plan shall be exercisable at such times, and subject to such restrictions and conditions, as the Committee shall determine in its sole discretion, except that any outstanding Options at the time of a Change in Control, or a Participant’s Death, Disability or Retirement will be immediately exercisable without regard to any vesting restrictions attached to such Options. A Participant electing to exercise an Option shall give written notice of such election to the Company in such form as the Committee may require.

6.5 *Expiration of Options*. Each Option belonging to a Participant shall terminate upon the first to occur of the events listed in this section.

(a) Employees

(i) The date for termination of such Option set forth in the Option Agreement applicable to such Option.

(ii) The expiration of ten (10) years from the date such Option was granted, except as outlined in 6.3.

(iii) The expiration of one year from the date of the Optionee's termination of employment for reason other than Retirement or termination for Cause, it being understood that the exercise of an Incentive Stock Option at any time after ninety (90) days from the date of such termination of employment for reason other than death or Disability shall convert to a Nonqualified Stock Option.

(iv) The expiration of one year from the later of the Optionee's Retirement with the Company or termination of service on the Board for a reason other than for Cause.

(v) Termination of employment for Cause.

(b) Non-employee Directors

(i) The date for termination of such Option set forth in the Option Agreement applicable to such Option.

(ii) The expiration of ten (10) years from the date such Option was granted.

(iii) The expiration of one year following the non-employee Director's termination of service on the Board for a reason other than for Cause.

(iv) Termination of a non-employee Director's service on the Board for Cause.

6.6 *Payment.* The Option Price upon exercise of any Option shall be payable to the Company in full in cash. The Committee also may, in its sole discretion, permit exercise (a) by tendering previously acquired Common Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Common Shares which are tendered must have been held by the Participant or his or her Permissible Transferees (as defined in

6.7) for at least six (6) months prior to their tender to satisfy the Option Price), or (b) by any other means which the Committee determines, in its sole discretion, to both provide legal consideration for the Common Shares and to be consistent with the purposes of the Plan.

As soon as practicable after receipt of a written notification of exercise and full payment for the Common Shares purchased, the Company shall deliver to the Participant, or his or her Permissible Transferee, the certificates (in the Participant's or such Permissible Transferee's name) representing such Common Shares.

6.7 *Nontransferability of Options.* No Option granted under the Plan shall be assignable or transferable by the Participant other than by will or the laws of descent and distribution. During the lifetime of a Participant, the Option shall be exercisable only by such Participant, except: (a) in the event of the disability of the Participant resulting in the appointment, by a court of competent jurisdiction, of a legal guardian or personal representative with appropriate authority, then by such person in the name of Participant; or (b) in the name of the Participant pursuant to a power of attorney, acceptable in form and substance to Capital Holdings, Inc.

Notwithstanding the above, a Participant may, with respect to any Nonqualified Stock Option: (a) designate in writing a beneficiary to exercise his or her Option after the Participant's death; (b) transfer an Option to a revocable inter vivos trust as to which the Optionee is the settlor; and (c) transfer an Option for no consideration to any of the following Permissible Transferees (each a "Permissible Transferee"): (i) any member of the Immediate Family of the Participant to whom such Option was granted, (ii) any trust solely for the benefit of members of the Participant's Immediate Family, or (iii) any partnership whose only partners are members of the Participant's Immediate Family; and further provided that: (1) the Transferee shall remain subject to all of the terms and conditions applicable to such Options prior to and after such transfer; and (2) any such transfer shall be subject to and in accordance with the rules and regulations prescribed by the Committee. Any such transfer to a Permissible Transferee shall consist of one or more options covering a minimum of one hundred (100) option shares. An Option may not be re-transferred by a Permissible Transferee except by will or the laws of descent and distribution and then only to another Permissible Transferee. In the case of (b) and (c), the Option shall only be exercisable by the trustee or Permissible Transferee, as applicable. For the purposes hereof, "Immediate Family"

means, with respect to a particular Participant, such Participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

6.8 *Certain Additional Provisions for Incentive Stock Options.*

(a) The aggregate Fair Market Value (determined at the time the Option is granted) of the Common Shares with respect to which ISOs are exercisable for the first time by any Participant during any calendar year shall not exceed $100,000.

(b) ISOs may be granted only to persons who are employees of the Company at the time of grant.

(c) No ISO may be exercised after the expiration of ten years from the date such ISO was granted; provided, however, that if the ISO is granted to a Participant who, together with Persons whose Common Share ownership is attributed to the Participant pursuant to Section 424(d) of the Code, owns shares possessing more than 10% of the total combined voting power of all classes of the Company’s or any of its Subsidiaries’ capital shares, the ISO may not be exercised after the expiration of five years from the date that it was granted.

Section VII
Restricted Stock Award

7.1 *Award of Restricted Stock.* Restricted Stock may be granted to Participants, subject to the provisions of the Plan, at any time and from time to time, as determined in the sole discretion of the Committee. The Committee shall in its sole discretion, determine the number of shares of Restricted Stock granted to each Participant and the terms and conditions of such grant.

Each Restricted Stock Award under the Plan shall be evidenced by a stock certificate of the Company, registered in the name of the Participant, accompanied by an agreement in such

form as the Committee shall prescribe from time to time. The Restricted Stock Awards shall comply with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish.

7.2 *Stock Legends; Prohibition on Disposition.* Certificates for shares of Restricted Stock shall bear an appropriate legend referring to the restrictions to which they are subject, and any attempt to dispose of any such shares of stock in contravention of such restrictions shall be null and void and without effect. The certificates representing shares of Restricted Stock shall be held by the Company until the restrictions are satisfied.

7.3 *Termination of Service.* The Committee shall determine the extent to which the restrictions on any Restricted Stock Award shall lapse upon the termination of the Participant's service to the Company and its subsidiaries, due to death, Disability, Retirement or for any other reason. If the restrictions on all or any portion of a Restricted Stock Award shall not lapse, the Participant, or in the event of his death, his personal representative, shall deliver to the Secretary of the Company such instruments of transfer, if any, as may reasonably be required to transfer the shares back to the Company.

7.4 *Change in Control.* Upon the occurrence of a Change in Control of the Company, as determined in Section 2.5 of this Plan, all restrictions then outstanding with respect to shares of Restricted Stock shall automatically expire and be of no further force and effect and all certificates representing such shares of Restricted Stock shall be delivered to the Participant.

7.5 *Effect of Attempted Transfer.* No benefit payable or interest in any Restricted Stock Award shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge and any such attempted action shall be void and no such interest in any Restricted Stock Award shall be in any manner liable for or subject to debts, contracts, liabilities, engagements or torts of any Participant or his beneficiary. If any Participant or beneficiary shall become bankrupt or shall attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any benefit payable under or interest in any Restricted Stock

Award, then the Committee, in its discretion, may hold or apply such benefit or interest or any part thereof to or for the benefit of such Participant or his beneficiary, his spouse, children, or other dependents, in any such manner and such proportions as the Committee may consider proper.

7.6 *Dividends.* Dividends, other than stock dividends, paid on Restricted Stock, shall be either paid at the dividend payment date in cash, in shares of unrestricted stock having a Fair Market Value equal to the amount of such dividends, or the amount or value thereof automatically reinvested in additional Restricted Stock or other investment vehicles, as the Committee shall determine in its sole discretion. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such stock or other property has been distributed, unless otherwise determined by the Committee.

7.7 *Rights as a Stockholder*. A Participant shall have the right to receive dividends, as described in Section 7.6, on Common Shares subject to the Restricted Stock Award during the applicable restricted period, to vote the Common Shares subject to the Award and to enjoy all other stockholder rights, except that the employee shall not be entitled to delivery of the stock certificate until the applicable Restricted Period shall have lapsed (if at all).

Section VIII
Stock Awards

8.1 *Stock Awards.* The Committee may, at any time and from time to time, designate an Award of Common Shares to any Participant, which is subject to one or more conditions established by the Committee, in its sole discretion. If the Award is subject to the achievement of certain performance objectives (as that term is used for purposes of Code Section 162(m)), then the performance objectives shall be determined by the Committee at their full discretion.

8.2 *Effect of Change in Control*. The effect of a Change in Control upon an Award of Common Shares subject to this Section VIII shall be determined by the Committee at such time as the Committee establishes the terms and conditions that will apply to an Award of Common Shares.

Section IX
Payment of Stock or Stock Options in Lieu of Cash Compensation

The Committee may, at any time and from time to time, at the request of a Participant, designate that a portion of a Participant's compensation otherwise payable in cash be payable in Common Shares or as Stock Options. The Committee, as applicable, shall have the sole discretion to determine the terms and conditions under which such Common Shares or Stock Options shall be issued to eligible employees or non-employee directors.

Section X
No Right to Continued Employment

Participation in the Plan shall confer no rights to continued employment with the Company, nor shall it restrict the rights of the Company to terminate a Participant's employment relationship at any time for Cause or without Cause.

Section XI
Withholding Taxes

As a condition of delivery of cash or Common Shares upon exercise of an Option, the issuance of Common Shares or the grant of Options in lieu of cash compensation, or the payment of a Performance Award, the Company shall require that the Participant and/or his or her permitted transferees (without regard to whether the Participant has transferred the Award in accordance with the Plan) satisfy federal, state and local tax withholding requirements as follows:

(a) *Cash Remittance*. Whenever Common Shares are to be issued upon the exercise of an Option or payment of Award, the Participant and/or his or her permitted transferees shall remit to the Company in cash an amount sufficient to satisfy federal, state and local withholding tax requirements, if any, attributable to such exercise or payment,

prior to the delivery of any certificate or certificates for such shares. In addition, the Company shall have the right to withhold from any cash payment required to be made pursuant thereto an amount sufficient to satisfy the federal, state and local withholding tax requirements.

(b) *Share Withholding or Remittance*. In lieu of the remittance required by Section X(a) hereof a Participant who is granted an Award may, to the extent approved by the Committee, irrevocably elect by written notice to the Company at the office of the Company designated for that purpose, to (i) have the Company withhold Common Shares from any Award hereunder, or (ii) deliver other previously owned Common Shares, the Fair Market Value of which as of the date on which any such tax is determined shall be equal to, the required tax withholding amount, if any, rounded down to the nearest whole share attributable to such exercise, occurrence or grant; provided, however, that no election to have Common Shares withheld from any Award shall be in excess of the minimum statutory withholding tax or shall be effective with respect to an Award which was transferred by such Participant to a Permitted Transferee or otherwise.

Section XII
Amendment or Termination of the Plan

12.1 *Amendment.* The Board or Committee may alter, amend or suspend the Plan at any time or alter and amend Awards granted hereunder; provided, however, that no such amendment may, without the consent of any Participant to whom an Option shall theretofore have been granted or to whom a Restricted Stock Award shall theretofore have been issued, adversely affect the right of such Participant under such Award.

12.2 *Termination.* The Plan shall terminate ten years from the Effective Date of the Plan; provided, however, that the Plan shall be subject to termination prior to such date on the date set forth in a resolution of the Board terminating the Plan. No termination of the Plan shall materially alter or impair the right of any Participant to receive Awards previously granted

hereunder without such Participant’s consent. In the event of a termination of the Plan, all Options granted hereunder shall continue to be valid and binding obligations of the Company going forward on the same terms and conditions as set forth herein and in the applicable Option Agreements.

12.3 *Change in Control.* In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company’s obligations regarding Awards, if applicable, that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Board or the Committee prior to such event, be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash) in amounts determined by the Board or the Committee.

REVOCABLE PROXY
CAPITAL HOLDINGS, INC.

THIS PROXY IS SOLICITED BY MANAGEMENT AND UNLESS OTHERWISE MARKED, WILL BE VOTED FOR THE PROPOSALS.

Be it known that John S. Szuch and Robert A. Sullivan, or either of them, are appointed, with full power of substitution, to vote, including the right to vote cumulatively for and in the name of the undersigned, all shares of stock of Capital Holdings, Inc. which the undersigned is entitled to vote at the Annual Meeting of the Shareholders of said company scheduled to be held at 6:30 p.m., May 18, 2000, at **FRANCISCAN CENTER, LOURDES COLLEGE,** Sylvania, Ohio 43560, or at any adjournment of recess thereof, such proxies being directed to vote as specified below and being authorized to vote in their discretion on any matter to come before the meeting and as to which a specified vote is not requested.

PROPOSAL 1. To elect the following Directors to serve for the term indicated:

[ ] FOR   [ ] WITHHOLD AUTHORITY   [ ] FOR ALL EXCEPT

Class I	Term Expires 2003

1. James M. Appold
2. David P. Bennett
3. Yale M. Feniger
4. Harley J. Kripke
5. Thomas W. Noe

INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

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PROPOSAL 2. Approval of Long-Term Incentive Compensation Plan - To approve a new compensation plan, the Long-Term Incentive Compensation Plan, (the “Plan”).

[ ] FOR   [ ] AGAINST   [ ] ABSTAIN

Management recommends a “FOR” vote on the above proposals.

PROPOSAL 3. To transact such business as may lawfully come before the shareholders at such Annual Meeting.

Please be sure to sign and date this Proxy in the box below.

Date

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Shareholder sign above   Co-holder (if any) sign above

Detach above card, sign, date and mail in postage paid envelope provided.

CAPITAL HOLDINGS, INC.

The above signed hereby acknowledge(s) receipt of a copy of the accompanying Notice of 2000 Annual Meeting of Shareholders and related Proxy Statement. Note: (Executors, administrators, trustees, custodians, etc. should indicate capacity in which signing. When stock is held in the name of more than one person, each person should sign the proxy.)

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY